UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            PEGASUS SOLUTIONS, INC.
                            -----------------------
                                (Name of Issuer)

                                 COMMON STOCK
                      -------------------------------------
                         (Title of Class of Securities)

                                  705906105
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 15, 2001
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 11


CUSIP NO. 705906105              SCHEDULE 13D                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,835,000**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,835,000**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,835,000**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 11.7**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 705906105              SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         	  See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,835,000**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,835,000**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,835,000**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 11.7**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,835,000**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,835,000**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,835,000**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 11.7**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 705906105              SCHEDULE 13D                     Page 5 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,835,000**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,835,000**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,835,000**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 11.7**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                     Page 6 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,835,000**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,835,000**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,835,000**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 11.7**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                     Page 7 of 11

Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 3, 2001 by BLUM Capital Partners, L.P., a California limited partnership, ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock of
Pegasus Solutions, Inc., a Delaware corporation (the "Issuer").   The
principal executive office and mailing address of the Issuer is 3811 Turtle Creek Boulevard, Suite 1100, Dallas Texas, 75219. The following amendments to Items 2 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

Blum Strategic GP II, L.L.C. ("Blum GP") is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. ("Blum Strategic") and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
Managing Member       Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Member       Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark   Managing Partner,
Managing Member       Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Managing Member       Suite 400                          BLUM L.P.
                      San Francisco, CA 94133



CUSIP NO. 705906105              SCHEDULE 13D                     Page 8 of 11

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeff A. Cozad         909 Montgomery St.       USA       Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            BLUM L.P.

Murray A. Indick      909 Montgomery St.       USA       Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            BLUM L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 24,240,000 shares of Common Stock issued and outstanding as of August 10, 2001. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows: (i) BLUM L.P. and RCBA Inc. report holdings of 1,933,000 of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory clients, which represents 8.0% of the outstanding shares of the Common Stock; (ii) RCBA GP reports holdings of 431,700 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 1.8% of the outstanding shares of the Common Stock; and (iii) Blum GP reports holdings of 321,500 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 1.3% of the outstanding shares of the Common Stock; and (iv) Mr. Blum reports the aggregate of these shares for a total of 2,686,200 shares of the Common Stock, which represents 11.1% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 148,800 shares that are legally owned by The Common Fund for the accounts of its Value Opportunity Fund and Multi-Strategy Equity Fund, (collectively, "The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.



CUSIP NO. 705906105              SCHEDULE 13D                     Page 9 of 11

Voting and investment power concerning the above shares are held solely by BLUM L.P., RCBA GP, and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,835,000 shares of the Common Stock, which is 11.7% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP and Blum GP have voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors and executive officers of RCBA Inc., or managing members and members of RCBA GP or Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., RCBA GP or Blum GP except to the extent of any pecuniary interest therein.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
BLUM L.P.'s limited partnership   8/15/01       321,500    11.65490
and investment advisory client
accounts (including The
Common Fund)


The limited partnership for       8/15/01       321,500    11.65490
which Blum GP serves as the
general partner


(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.



CUSIP NO. 705906105             SCHEDULE 13D                     Page 10 of 11

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


 RCBA GP, L.L.C.                      RICHARD C. BLUM



 By  /s/ Murray A. Indick            /s/ Murray A. Indick
     --------------------------      ----------------------------------
     Murray A. Indick, Member        By  Murray A. Indick, Attorney-in-Fact


 BLUM STRATEGIC GP II, L.L.C.



 By  /s/ Murray A. Indick
     ----------------------------
     Murray A. Indick, Member








CUSIP NO. 705906105              SCHEDULE 13D                    Page 11 of 11

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 27, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary



RCBA GP, L.L.C.                      RICHARD C. BLUM



 By  /s/ Murray A. Indick          /s/ Murray A. Indick
     ------------------------      --------------------------------
     Murray A. Indick, Member     By  Murray A. Indick, Attorney-in-Fact


BLUM STRATEGIC GP II, L.L.C.



 By  /s/ Murray A. Indick
    ----------------------------
     Murray A. Indick, Member